Exhibit 99.46

GREENBROOK TMS REPORTS Second Quarter Financial RESULTS
WITH RESILIENT PERFORMANCE THROUGH THE COVID-19 PANDEMIC

August 4, 2020 - Toronto, Ontario – Greenbrook TMS Inc. (TSX: GTMS) (“Greenbrook” or the “Company”), today announced its second quarter 2020 (“Q2 2020”) operational and financial results. All values in this news release are in United States dollars, unless otherwise stated.

SECOND QUARTER 2020 FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Quarterly revenue increased by 21% to $9.8 million, up $1.7 million from the second quarter of fiscal 2019 (“Q2 2019”), significantly exceeding the Company’s previously disclosed guidance.

•	Despite the challenging operating environment imposed by the COVID-19 pandemic, quarterly revenue decreased by only 14%, down $1.6 million from the first quarter of fiscal 2020 (“Q1 2020”), again, exceeding the Company’s previously disclosed guidance.

•	Revenue for the six-month period ended June 30, 2020 (“YTD 2020”) increased by 44% to $21.2 million, up $6.5 million from the six-month period ended June 30, 2019 (“YTD 2019”).

•	Quarterly regional operating income was down $1.2 million from Q2 2019 to a loss position of $0.2 million; however YTD 2020 regional operating income remained in an income position of $0.5 million, representing a decrease of $1.1 million from YTD 2019.

•	Effectively implemented cost cutting initiatives in response to the COVID-19 pandemic, reducing Greenbrook’s quarterly operational cash burn rate as compared to Q1 2020 and the fourth quarter of fiscal 2019.

•	Added three active TMS Centers during Q2 2020, with an additional 12 TMS Centers in development, bringing the total Company network to 125 TMS Centers, representing an increase of 62% from Q2 2019.

Bill Leonard, President and Chief Executive Officer of Greenbrook commented:

“We are very pleased with our Q2 2020 results, which demonstrate our ability to navigate the challenging operating environment imposed by the COVID-19 pandemic. Overall, we were able to exceed previously disclosed revenue guidance while continuing to provide the highest quality of services and protecting our patients, employees, and physician partners. With access to TMS therapy now more essential than ever, we have increased efforts to expand patient interactions virtually and the corresponding increased usage of these platforms by both patients and physicians contributed to this positive result.”

Mr. Leonard added: “We are particularly proud of our ability to reach new patients during this difficult time. In June, we experienced a record monthly high in new patient treatment starts, which supports a strong upward trend following the initial impact of the COVID-19 pandemic and positions us well for what we hope to be a strong third quarter.”

Selected SECOND Quarter Financial and Operating Results (1)

(US$)	Q2 2020 (unaudited)	Q2 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Total revenue	9,788,555	8,082,559	21,209,057	14,689,757
Regional operating income (loss)	(225,198)	1,002,166	514,598	1,629,166
Loss before income taxes	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Loss for the period and comprehensive loss	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Loss attributable to the common shareholders of Greenbrook	(9,477,505)	(2,874,092)	(13,635,778)	(5,444,514)
Net loss per share (basic and diluted)	(0.15)	(0.06)	(0.23)	(0.11)

Notes:

(1)	Please note that additional selected consolidated financial information can be found at the end of this press release.

	As at June 30,		As at December 31,
(unaudited)	2020	2019	2019
Number of active TMS Centers(1)	113	67	102
Number of TMS Centers-in-development(2)	12	10	17
Total TMS Centers	125	77	119

Number of management regions	13	10	13
Number of TMS Devices installed	189	127	178
Number of regional personnel	275	199	273
Number of shared-services / corporate personnel(3)	44	30	44
Number of TMS providers(4)	112	64	109
Number of consultations performed	4,435	3,383	8,039
Number of patient starts	2,544	1,839	4,080
Number of TMS treatments performed	90,551	66,206	155,343
Average revenue per TMS treatment	$234	$222	$230

Notes:

(1)	Active TMS Centers represent TMS Centers that have performed billable TMS services.

(2)	TMS Centers-in-development represents TMS Centers that have committed to a space lease agreement and the development process is substantially complete.

(3)	Shared-services / corporate personnel is disclosed on a full-time equivalent basis. The Company utilizes part-time staff and consultants as a means of managing costs.

(4)	Represents physician partners that are involved in the provision of TMS therapy services from our TMS Centers.

For more information, please refer to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) and the unaudited condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2020 and 2019. These documents will be available on the Company’s website at www.greenbrooktms.com and under the Company’s SEDAR profile at www.sedar.com.

CONFERENCE CALL AND WEBCAST

Second Quarter 2020 Conference Call Details:

Bill Leonard, President and Chief Executive Officer and Erns Loubser, Chief Financial Officer will host a conference call at 10:00 a.m. (Eastern Time) on August 5, 2020 to discuss the financial results for the quarter.

Toll Free North America: 1-866-521-4909

Toronto: 647-427-2311

Webcast:

For more information or to listen to the call via webcast, please visit:

www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): 1-800-585-8367

Toronto: 416-621-4642

Passcode: 1294443

The conference call replay will be available from 1:00 p.m. ET on August 5, 2020, until 23:59 p.m. ET on September 4, 2020.

About Greenbrook TMS Inc.

Operating through 125 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 460,000 TMS treatments to over 13,000 patients struggling with depression.

For further information please contact:

Erns Loubser

Chief Financial Officer and Treasurer

Greenbrook TMS Inc.

Glen Akselrod

Investor Relations

Greenbrook TMS Inc.

Contact Information:

investorrelations@greenbrooktms.com

1-855-797-4867

Cautionary Note Regarding Forward-Looking Information

Certain information in this press release, including with respect to the Company’s future financial or operating performance, constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s current annual information form available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Cautionary Note Regarding Non-IFRS Measures

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, these measures are not intended to represent, and should not be considered as alternatives to, loss attributable to the common shareholders of Greenbrook or other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as a measure of liquidity. In addition to the Company’s results determined in accordance with IFRS, the Company uses non-IFRS measures, including “EBITDA” and “Adjusted EBITDA”. These non-IFRS measures are used to provide investors with supplemental measures of the Company’s operating performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. See the Company’s MD&A for a further discussion of these non-IFRS financial measures and for a reconciliation of EBITDA and Adjusted EBITDA to loss attributable to the common shareholders of Greenbrook.

Selected Consolidated Financial Information

(US$)	Q2 2020 (unaudited)	Q2 2019 (unaudited)	YTD 2020 (unaudited)	YTD 2019 (unaudited)
Total revenue	9,788,555	8,082,559	21,209,057	14,689,757

Direct center and patient care costs	5,166,153	3,931,231	11,047,442	7,387,847
Regional employee compensation	2,323,340	1,538,755	4,849,530	2,790,176
Regional marketing expenses	1,087,698	674,531	1,954,800	1,138,572
Depreciation	1,436,562	935,876	2,842,687	1,743,996
Total direct center and regional costs	10,013,753	7,080,393	20,694,459	13,060,591
Regional operating income (loss)	(225,198)	1,002,166	514,598	1,629,166
Center development costs	140,861	414,975	370,368	679,671
Corporate employee compensation	2,398,594	1,456,050	5,022,025	2,916,151
Corporate marketing expenses	298,237	427,543	603,685	631,889
Other corporate, general and administrative expenses	437,342	978,892	1,384,959	1,646,787
Share-based compensation	175,447	162,155	284,852	456,314
Amortization	115,833	–	231,666	–
Interest expense	694,208	405,817	1,352,042	803,657
Interest income	(1,078)	(2,159)	(9,561)	(24,109)
Earn-out consideration	5,250,000	–	5,250,000	–
Loss before income taxes	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Income tax expense	–	–	–	-
Loss for the period and comprehensive loss	(9,734,642)	(2,841,107)	(13,975,438)	(5,481,194)
Income (loss) attributable to non-controlling interest	(257,137)	32,985	(339,660)	(36,680)
Loss attributable to the common shareholders of Greenbrook	(9,477,505)	(2,874,092)	(13,635,778)	(5,444,514)
Net loss per share (basic and diluted)	(0.15)	(0.06)	(0.23)	(0.11)

(US$)	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018(3)	Q3 2018(3)
(unaudited)
Revenue	9,788,555	11,420,502	12,536,671	8,459,103	8,082,559	6,607,198	7,092,455	5,338,364
Regional operating income(2)	(225,198)	739,796	2,056,836	770,813	1,002,166	627,000	1,418,347	476,556
Net loss attributable to shareholders of Greenbrook	(9,477,505)	(4,158,274)	(7,034,356)	(3,431,009)	(2,874,092)	(2,570,422)	(949,031)	(1,480,489)
Adjusted EBITDA(1)	(1,665,672)	(1,648,053)	(1,296,201)	(1,033,876)	(957,428)	(827,557)	(865,210)	(840,374)
Net loss per share – Basic	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)
Net loss per share – Diluted	(0.15)	(0.08)	(0.13)	(0.06)	(0.06)	(0.05)	(0.01)	(0.04)

Notes:

(1)	Adjusted EBITDA is a non-IFRS measure. See “Cautionary Note Regarding Non-IFRS Measures” in this press release.
(2)	Regional operating income for the fourth quarter ended December 31, 2019 has been updated to exclude amortization.
(3)	The Company adopted IFRS 16 effective as at January 1, 2019 using the modified retrospective approach. As a result of this approach, the prior period figures were not adjusted.